vivopower®

IMPORTANT ANNUAL MEETING INFORMATION 000004

ENDORSEMENT_LINE______________ SACKPACK_____________

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DESIGNATION (IF ANY)
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Admission Ticket

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Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 5:00 p.m., Central Time, on September 1, 2017.

Vote by Internet

- Go to **www.investorvote.com/VVPR**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
- Follow the instructions provided by the recorded message

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

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▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A **Proposals — The Board of Directors recommends a vote FOR Proposals 1 – 10.**

	For	Against	Abstain
1. Shareholders are being asked to approve the receipt of the accounts and the reports of the directors and the auditors for the financial year ended 31 March 2017 (the "Annual Report").	☐	☐	☐
2. Shareholders are being asked to approve the directors' remuneration report (excluding the part containing the directors' remuneration policy) for the financial year ended 31 March 2017 as set out in the Annual Report (the "Directors' Remuneration Report").	☐	☐	☐
3. Shareholders are being asked to approve the directors' remuneration policy, the full text of which is contained in the Directors' Remuneration Report.	☐	☐	☐
4. Shareholders are being asked to re-appoint PKF Littlejohn LLP as auditors of the Company, to hold office until the conclusion of the next annual general meeting of the Company.	☐	☐	☐
5. Shareholders are being asked to authorise the Company's audit committee to determine the remuneration of the auditors.	☐	☐	☐
6. Shareholders are being asked to re-elect Philip Comberg as a director of the Company, who retires by rotation, for a term expiring on the third succeeding annual general meeting of the Company following his election.	☐	☐	☐
7. Shareholders are being asked to re-elect Gary Hui as a director of the Company, who retires by rotation, for a term expiring on the third succeeding annual general meeting of the Company following his election.	☐	☐	☐
8. Shareholders are being asked to authorise the allotment of further shares in the Company up to an aggregate nominal value of $1,560.00 in connection with the Equity Incentive Plan (as defined below).	☐	☐	☐
9. Shareholders are being asked to approve the disapplication of statutory pre-emption rights in respect of the shares to be allotted under the authority granted pursuant to resolution 8 above.	☐	☐	☐
10. Shareholders are being asked to approve the provisions of the 'VivoPower International Plc 2017 Omnibus Equity Incentive Plan' (the "Equity Incentive Plan"), to adopt the Equity Incentive Plan and to do all such other acts and things as they may consider appropriate to implement the Equity Incentive Plan.	☐	☐	☐

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.

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2017 Annual Meeting Admission Ticket

2017 Annual Meeting of
VivoPower International Plc Shareholders

5 September 2017, 9:30 a.m. Local Time
91 Wimpole Street
London, United Kingdom
W1G 0EF

Upon arrival, please present this admission ticket
and photo identification at the registration desk.



The Marylebone
The Langham, London
Thayer St
Wimpole St
Harley St
The Coach Makers
A5204
Regent St
Wigmore Hall
91 Wimpole Street
A5204
Henrietta Pl
Holles St
Duke St
James St
Vere St
Debenhams
Oxford Circus
Oxford St

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET <u>OR</u> TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — VivoPower International Plc

Notice of 2017 Annual Meeting of Shareholders

91 Wimpole Street, London, United Kingdom W1G 0EF
Proxy Solicited by Board of Directors for Annual Meeting — 5 September 2017

Kevin Chin and Philip Comberg, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Stockholders of VivoPower International Plc to be held on 5 September 2017 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR Proposals 1-10.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)

B Non-Voting Items

Change of Address — Please print new address below.

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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IF VOTING BY MAIL, YOU <u>MUST</u> COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.